UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2013

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, negative impacts of the weak economic recovery of major developed countries, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional financing for the operation of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products (such as all types of optical films for TFT-LCD) and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the change of the major shareholders. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On November 20, 2013, the Company announced its unaudited consolidated financial results for the nine-month period ended September 30, 2013.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	September 30, 2013		December 31, 2012
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		3,891	636	5,006
Restricted cash		39,566	6,465	21,457
Accounts and bills receivable, net	3	9,457	1,545	21,587
Inventories	4	41,247	6,740	34,291
Advance to suppliers		6,449	1,054	13,543
Prepayments and other receivables	7	29,139	4,761	26,174
Deferred tax assets - current		1,749	286	1,857
Total current assets		131,498	21,487	123,915

Property, plant and equipment, net	5	197,262	32,232	233,335
Construction in progress	6	334,618	54,676	337,990
Lease prepayments, net	7	19,130	3,126	19,523
Advance to suppliers - long term, net		5,222	853	5,299
Long-term deposit	8	16,760	2,739	16,760
Other Assets	9	13,393	2,188	262
Deferred tax assets - non current		10,360	1,693	10,466

Total assets		728,243	118,994	747,550

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	10	106,432	17,391	110,000
Accounts payables		36,273	5,927	28,796
Notes payable	11	73,393	11,992	38,299
Advance from customers		13,918	2,274	11,714
Accrued expenses and other payables		6,861	1,121	6,831
Obligations under capital leases-current	12	8,180	1,337	6,282
Total current liabilities		245,057	40,042	201,922

Obligations under capital leases	12	10,692	1,747	13,718
Long-term loan	10	10,000	1,634	10,000
Deferred tax liabilities		3,469	567	3,476

Total liabilities		269,218	43,990	229,116

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,177	13,323
Additional paid-in capital		311,907	50,965	311,907
Statutory reserve		37,441	6,118	37,441
Retained earnings		95,871	15,665	155,341
Cumulative translation adjustment		1,253	205	1,222
Total shareholders’ equity		459,795	75,130	519,234
Non-controlling interest		(770)	(126)	(800)
Total equity		459,025	75,004	518,434
Total liabilities and equity		728,243	118,994	747,550

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

3

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	Notes	2013		2012	2013		2012
		RMB	US$	RMB	RMB	US$	RMB
Net sales		75,890	12,400	88,761	229,868	37,560	272,196
Cost of sales		85,747	14,011	87,895	243,223	39,742	272,475

Gross (loss) profit		(9,857)	(1,611)	866	(13,355)	(2,182)	(279)

Operating expenses
Selling expenses		3,991	652	4,561	11,961	1,954	13,325
Administrative expenses		5,635	921	8,801	24,926	4,073	22,618
Total operating expenses		9,626	1,573	13,362	36,887	6,027	35,943

Operating loss		(19,483)	(3,184)	(12,496)	(50,242)	(8,209)	(36,222)

Other income (expense)
- Interest income		494	81	83	835	136	2,592
- Interest expense		(3,566)	(583)	(2,564)	(9,447)	(1,544)	(8,621)
- Others income (expense), net		(265)	(43)	126	(393)	(64)	475

Total other income (expense)		(3,337)	(545)	(2,355)	(9,005)	(1,472)	(5,554)

Loss before provision for income taxes		(22,820)	(3,729)	(14,851)	(59,247)	(9,681)	(41,776)

Income tax expense	13	(366)	(60)	(12)	(207)	(34)	(133)

Net loss		(23,186)	(3,789)	(14,863)	(59,454)	(9,715)	(41,909)

Net income (loss) attributable to noncontrolling interests		17	3	(7)	16	3	(9)
Net loss attributable to the Company		(23,203)	(3,792)	(14,856)	(59,470)	(9,718)	(41,900)

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest		2	0	9	14	2	1
- Foreign currency translation adjustments attributable to the Company		1	0	9	31	5	(17)

Comprehensive income (loss) attributable to non-controlling interest		19	3	2	30	5	(8)
Comprehensive loss attribute to the Company		(23,202)	(3,792)	(14,847)	(59,439)	(9,713)	(41,917)

Loss per share, Basic and diluted	14	(1.78)	(0.29)	(1.14)	(4.55)	(0.74)	(3.21)
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2013		2012
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(59,454)	(9,715)	(41,909)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
- Loss/(Gain) on disposal of property, plant and equipment	-	-	(35)
- Depreciation of property, plant and equipment	36,401	5,948	36,537
- Amortization of intangible assets	393	64	340
- Deferred income taxes	207	34	133
- Bad debt (recovery) expense	(87)	(14)	(236)
Changes in operating assets and liabilities
- Accounts and bills receivable	12,218	1,996	35,040
- Inventories	(6,957)	(1,137)	1,863
- Advance to suppliers	7,094	1,159	(9,186)
- Prepaid expenses and other current assets	(303)	(50)	28,216
- Accounts payable	7,478	1,222	3,210
- Accrued expenses and other payables	92	15	653
- Advance from customers	2,205	360	7,009
- Tax payable	(2,663)	(435)	(19,399)

Net cash (used in) provided by operating activities	(3,376)	(553)	42,236

Cash flow from investing activities
Purchases of property, plant and equipment	(328)	(54)	(5,452)
Restricted cash related to trade finance	(18,115)	(2,960)	53,043
Advance to suppliers - non current	77	13	25,257
Amount change in construction in progress	(9,759)	(1,595)	(157,673)
Proceeds from sale of property, plant and equipment	-	-	250

Net cash used in investing activities	(28,125)	(4,596)	(84,575)

Cash flow from financing activities
Principal payments of short-term bank loans	(110,000)	(17,974)	(168,501)
Proceeds from short-term bank loans	106,432	17,391	120,000
Payment of capital lease obligation	(6,128)	(1,001)	-
Change in notes payable	35,094	5,734	62,459
Proceeds from sale-leaseback equipment	5,000	817	-

Net cash provided by financing activities	30,398	4,967	13,958

Effect of foreign exchange rate changes	(12)	14	(24)

Net decrease in cash and cash equivalent	(1,115)	(168)	(28,405)

Cash and cash equivalent
At beginning of period/year	5,006	804	44,172
At end of period/year	3,891	636	15,767

SUPPLEMENTARY DISCLOSURE:
Interest paid	9,447	1,544	8,621
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	8,445	1,380	3,834
Obligations for acquired equipment under capital lease:	18,872	3,084	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

5

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed on April 11, 2013, as amended on April 23, 2013, with the SEC. The results of the nine-month period ended September 30, 2013 are not necessarily indicative of the results to be expected for the full year ended December 31, 2013.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

6

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. The financial records of Fuwei Films USA, LLC, a 60% owned subsidiary of the Company, are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the third quarter of 2013 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.1200, on the last trading day of third quarter of 2013 (September 30, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on September 30, 2013, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Banker’s Acceptance Bill. The Company has restricted cash of RMB39,566 (US$6,465) and RMB21,457 as of September 30, 2013 and December 31, 2012, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represents capital expenditures in respect to the new BOPET production line. No depreciation is provided in respect to construction in progress.

8

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion and non-current portion of lease prepayments have been reported in Prepayments and other receivables, and Lease prepayments in the balance sheets, respectively.

9

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company, instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

10

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As of September 30, 2013 and December 31, 2012, the balance of predicted liability was RMB200 (US$33) and RMB830, respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of September 30, 2013 and 2012, the Company had a working capital deficiency of RMB113,559 (US$18,555) and RMB66,091 and accumulated deficit of RMB59,470 (US$9,718) and RMB41,900 from net losses incurred during the first nine months of 2013 and 2012. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

In March 2013, the FASB issued guidance on a parent company’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent company releases any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements.

In July 2012, FASB issued ASU 2012-02, which amends how companies test for impairment of indefinite-lived intangible assets. The new guidance permits a company to assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the annual impairment test. The ASU is effective for the Company in the first quarter of fiscal 2014. We do not expect the adoption will have a significant impact on our consolidated financial statements.

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	September 30, 2013		December 31, 2012
	RMB	US$	RMB
Accounts receivable	9,365	1,530	11,943
Less: Allowance for doubtful accounts	(1,108)	(181)	(1,196)
	8,257	1,349	10,747
Bills receivable	1,200	196	10,840
	9,457	1,545	21,587

Bill receivables are banker’s acceptance bills, which are guaranteed by banks.

NOTE 4-INVENTORIES

Inventories consisted of the following:

	September 30, 2013		December 31, 2012
	RMB	US$	RMB
Raw materials	16,213	2,649	19,081
Work-in-progress	1,943	317	3,095
Finished goods	28,450	4,650	17,507
Consumables and spare parts	752	123	719
Inventory—impairment	(6,111)	(999)	(6,111)
	41,247	6,740	34,291

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	September 30, 2013		December 31, 2012
	RMB	US$	RMB
Buildings	46,986	7,677	46,280
Plant and equipment	453,518	74,104	453,518
Computer equipment	2,191	358	2,056
Furniture and fixtures	9,221	1,507	9,027
Motor vehicles	2,093	342	2,094
	514,009	83,988	512,975
Less: accumulated depreciation	(316,747)	(51,756)	(279,640)
	197,262	32,232	233,335

Total depreciation for the nine-month periods ended September 30, 2013 and 2012 was RMB36,401 (US$5,948) and RMB36,537, respectively. For the three-month periods ended September 30, 2013 and 2012, depreciation expenses were RMB12,055 (US$1,970) and RMB12,191, respectively.

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB334,618 (US$54,676) ended September 30, 2013, and RMB337,990 ended December 31, 2012, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	September 30, 2013		December 31, 2012
	RMB	US$	RMB
Lease prepayment - non current	19,130	3,126	19,523
Lease prepayment - current	454	74	454
	19,584	3,200	19,977

Amortization of land use rights for the nine months ended September 30, 2013 and 2012 was RMB393 (US$64) and RMB340, respectively. Amortization of land use rights for the three months ended September 30, 2013 and 2012 was RMB131 (US$21) and RMB113, respectively.

Estimated amortization expenses for the next five years after September 30, 2013 are as follows:

	RMB	US$
1 year after	454	74
2 years after	454	74
3 years after	454	74
4 years after	454	74
5 years after	454	74
Thereafter	17,314	2,830

As of September 30, 2013, the amount of RMB454 (US$74) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and shareholders of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000 (US$6,236).

Pursuant to the terms of the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as a prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the year 2010, the Company impaired the deposit amount by RMB4,240 (US$681). The impairment was determined based on an independent appraisal study.

On July 14, 2009, Shandong Fuwei and Joyinn entered into a “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” (the “Supplementary Agreement”), which extends the duration of former agreement to two (2) years granting Shandong Fuwei the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction is subject to the approval of the authority body of both parties.

On March 9, 2012, Shandong Fuwei and the Pledger agreed that prior to the approval of the foregoing share transfer, all the related agreements and share pledge terms and conditions will remain in full force and effect.

On November 8, 2012, the Pledger’s ownership of Joyinn was transferred to Weifang State-Owned Assets Operation Administration Company (the “Administration Company”) pursuant to a court order. On December 10, 2012, Shandong Fuwei entered into a Share Pledge Agreement with the Administration Company, as the major shareholder of Joyinn, in which the Administration Company agreed to all the terms and conditions in the LOI and the Supplementary Agreement. The Administration Company, as the new Pledger, agreed to increase the pledged interest by 16.8% to 87.8%.

As of September 30, 2013 and December 31, 2012 the total amount of the deposit was RMB16,760 (US$2,739) and RMB16,760, respectively.

NOTE 9 – OTHER ASSETS

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of September 30, 2013 and December 31, 2012, the total amount of the other assets was RMB13,393 (US$2,188) and RMB262, respectively.

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

	Interest rate	September 30, 2013		December 31, 2012
Lender	per Annum	RMB	US$	RMB

BANK LOANS
Bank of Communications Co., Ltd.
- May 11, 2012 to May 7, 2013	7.87%	-	-	10,000
- May 8, 2012 to April 5, 2013	7.87%	-	-	30,000
- May 9, 2012 to April 15, 2013	7.87%	-	-	35,000
- May 9, 2012 to April 26, 2013	7.87%	-	-	35,000
- April 18, 2013 to April 2, 2014	7.57%	20,000	3,268	-
- April 19, 2013 to April 11, 2014	7.57%	20,000	3,268	-
- April 23, 2013 to April 16, 2014	7.57%	25,000	4,085	-
- April 25, 2013 to April 18, 2014	7.57%	20,000	3,268	-
- May 2, 2013 to April 24, 2014	7.57%	20,000	3,268	-
SPD Bank
- September 3, 2013 to December 3, 2013	5.46%	1,432	234	-

LONG-TERM LOANS
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.12%	10,000	1,634	10,000
		116,432	19,025	120,000
Less: amounts classified as short-term loan		(106,432)	(17,391)	(110,000)
Long-term Loan		10,000	1,634	10,000

The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of September 30, 2013 and December 31, 2012 was 7.69% and 7.66% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

The Company paid off four short-term loans totaling RMB110,000 (US$17,974) to Bank of Communications Co., Ltd. in April 2013 and then obtained five new short-term loans from Bank of Communications Co., Ltd. in April and May 2013 for a total amount of RMB105,000 (US$17,157), including: (i) RMB20,000 (US$3,268) on April 18, 2013, maturing on April 2, 2014; (ii) RMB20,000 (US$3,268) on April 19, 2013, maturing on April 11, 2014; (iii) RMB25,000 (US$4,085) on April 23, 2013, maturing on April 16, 2014; (iv) RMB20,000 (US$3,268) on April 25, 2013, maturing on April 18, 2014; and (v) RMB20,000 (US$3,268) on May 2, 2013, maturing on April 24, 2014. The annual interest rate of these bank loans is 7.57%.

The Company obtained one short-term loan from SPD Bank on September 3, 2013 for the amount of RMB1,432 (US$234) maturing on December 3, 2013. As of September 30, 2013 and December 31, 2012, the balance of short-term loans is RMB106,432 (US$17,391) and RMB110,000, respectively.

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

On November 20, 2009, the Company signed a long-term loan agreement in the amount of RMB10,000 (US$1,634) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$547) per year with the remaining principal balance of RMB3,300 (US$539) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended September 30, 2013 is 6.12%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next five years after September 30, 2013 are as follows:

	RMB	US$
1 year after	-	-
2 years after	1,675	274
3 years after	3,350	547
4 years after	3,350	547
5 years after	1,625	266

NOTE 11 - NOTES PAYABLE

As of September 30, 2013 and December 31, 2012, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB73,393 (US$11,992) and RMB38,299 for payment in connection with raw materials on a total deposits of RMB38,481 (US$6,288) and RMB19,146 at SPD Bank and Bank of Communications Co., Ltd.

Notes payable consisted of the following:

	September 30, 2012		December 31, 2012
Issuing bank	RMB	US$	RMB
SPD Bank	70,325	11,491	38,299
Bank of Communications	3,068	501	-
	73,393	11,992	38,299

NOTE 12 – OBLIGATIONS UNDER CAPITAL LEASES

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The leases have terms of 3 years expiring by the end of February 2016. As of September 30, 2013, future payments under these capital leases are as follows:

17

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

	30-Sep-13						31-Dec-12
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	8,180	1,337	9,166	1,498	986	161	6,282	7,287	1,005
After 1 year but within 2 years	8,728	1,426	9,166	1,498	438	72	6,637	7,333	696
After 2 years but within 3 years	1,964	321	1,986	325	22	4	7,081	7,332	251
After 3 years	-	-	-	-	-	-	-	-	-
	18,872	3,084	20,318	3,321	1,446	237	20,000	21,952	1,952

Less: balance due within one year classified as current liabilities	(8,180)	(1,337)					(6,282)
	10,692	1,747					13,718

Details of obligations under capital leases are as follows:

	September 30,2013	December 31,2012
	RMB	RMB

RMB denominated obligations

Fixed interest rate of 6.49% per annum	18,872	20,000

	18,872	20,000

Guarantee deposit of RMB800 (US$131) over the capital leased assets concerned and relevant insurance policies were provided to the lessor as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations amounting to RMB20,318 (US$3,321) are guaranteed by four related parties: Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd., respectively.

NOTE 13- INCOME TAX

Income tax expense was RMB207 (US$34) and RMB133 for the nine months ended September 30, 2013 and 2012, respectively.

Income tax expense was RMB366 (US$60) and RMB12 for the three months ended September 30, 2013 and 2012, respectively.

NOTE 14 - LOSS PER SHARE

Basic and diluted net loss per share was RMB4.55 (US$0.74) and RMB3.21 for the nine-month period ended September 30, 2013 and 2012., respectively.

18

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Basic and diluted net loss per share was RMB1.78 (US$0.29) and RMB1.14 for the three-month period ended September 30, 2013 and 2012, respectively.

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the nine-month periods ended September 30, 2013 and 2012.

One vendor provided approximately 51.9% of the Company’s purchases of raw materials, supplies and equipment for the three months ended September 30, 2013. One vendor provided approximately 55.3% of the Company’s purchases of raw materials, supplies and equipment for the nine months ended September 30, 2013. The balance of advance payment to that vendor amounted to RMB1,506 (US$246) as of September 30, 2013.

19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the third quarter of 2013, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market as well as the oversea market. In addition, anti-dumping measures taken by USA and South Korea caused a decrease in orders from international markets. The foregoing factors have contributed to significant decrease in sales volumes, which resulted in reduced total revenue compared with the third quarter of 2012.

We believe that in the coming quarter of 2013, there will be growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market. As a result, we may continue to witness losses in the short to medium term.

On August 14, 2013, the Company announced that it had received a notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. To date, three public auctions have been held in Jinan, Shandong Province, China, and the Company has learned that these public auctions have failed due to a lack of bidders registered for the auction. As of the date of this Form 6-K, the Company has not received any additional notices relating to any further actions that may take place with respect to such public auctions from its controlling shareholder.

Results of operations for the nine-month periods ended September 30, 2013 compared to September 30, 2012

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine-Month Period Ended	Nine-Month Period Ended
	September 30, 2013	September 30, 2012
	(as % of Revenue)
Gross loss	5.8	0.1
Operating expenses	16.0	13.2
Operating loss	21.9	13.3
Other expense	3.9	2.0
Income tax expense	0.1	0.05
Net loss	25.9	15.4

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net sales during the nine-month period ended September 30, 2013 were RMB229.9 million (US$37.6 million), compared to RMB272.2 million, during the same period in 2012, representing a decrease of RMB42.3 million or 15.5%, mainly due to the reduction of average sales price by 4.6% arising from stronger competition in China and decrease of total sales volumes by 11.5%. The reduction of average sales price causing a decrease of RMB11.0 million and the sales volume causing a decrease of RMB31.3 million, led to a total revenue decrease of RMB42.3 million.

In the nine-month period ended September 30, 2013, sales of specialty films were RMB70.3 million (US$11.5 million) or 30.6% of our total revenues as compared to RMB64.9 million or 23.9% in the same period of 2012, which was an increase of RMB5.4 million, or 8.3% as compared to the same period in 2012. The reduction of average sales price causing a decrease of RMB6.6 million and the increase in the sales volume causing an increase of RMB12.0 million, led to a total increase in the sales of specialty films of RMB5.4 million. The increase was largely attributable to the increase in sales volume for dry films and heat shrinkable films.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2013		% of Total	Nine-Month Period Ended September 30, 2012	% of Total
	RMB	US$		RMB
Stamping and transfer film	107,144	17,507	46.6%	147,595	54.2%
Printing film	19,513	3,188	8.5%	33,828	12.4%
Metallization film	13,822	2,258	6.0%	14,366	5.3%
Specialty film	70,254	11,479	30.6%	64,934	23.9%
Base film for other applications	19,135	3,128	8.3%	11,473	4.2%

	229,868	37,560	100.0%	272,196	100.0%

Overseas sales during the nine months ended September 30, 2013 were RMB34.9 million or US$5.7 million, or 15.2% of total revenues, compared with RMB56.0 million or 20.6% of total revenues in the same period in 2012. The increase of average sales price caused an increase of RMB1.3 million and the decrease in sales volume resulted in a decrease of RMB22.4 million. The decrease in overseas sales was mainly due to enhanced competition from international markets as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the same period of 2012.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2013			Nine-Month Period Ended September 30, 2012
	RMB	US$	% of Total	RMB	% of Total
Sales in China	194,950	31,855	84.8%	216,219	79.4%
Sales in other countries	34,918	5,705	15.2%	55,977	20.6%

	229,868	37,560	100.0%	272,196	100.0%

21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine-Month Period Ended September 30, 2013	Nine-Month Period Ended September 30, 2012
	% of total	% of total
Materials costs	71.8%	73.7%
Factory overhead	14.3%	13.2%
Energy expense	9.0%	8.3%
Packaging materials	2.7%	3.0%
Direct labor	2.2%	1.8%

Cost of goods sold during the first nine months of 2013 totaled RMB243.2 million (US$39.7 million) as compared to RMB272.5 million in the same period of 2012. This was RMB29.3 million or 10.8% lower than the same period in 2012, mainly due to the decreases in sales volumes by 11.5% and increase in unit cost of goods sold by 0.9% compared to the same period in 2012. The lower cost of goods sold of RMB29.3 million is made up by increase of total unit cost of RMB2.1 million and decrease in sales volume of RMB31.4 million.

Gross Loss

Our gross loss was RMB13.4 million (US$2.2 million) for the first nine months ended September 30, 2013, representing a gross loss rate of 5.8%, as compared to a gross loss rate of 0.1% for the same period in 2012. Correspondingly, gross loss rate increased by 5.7 percentage. Our average product sales prices decreased by 4.6% compared to the same period last year while the average cost of goods sold increased by 0.9% compared to the same period last year. Consequently, the amount of decrease in sales revenue together with increase in cost of goods sold during the nine months ended September 30, 2013 compared with the same period in 2012, resulted in an increase in our gross loss.

Operating Expenses

Operating expenses for the nine months ended September 30, 2013 were RMB36.9 million (US$6.0 million), compared to RMB35.9 million in the same period in 2012, which was RMB1.0 million or 2.8% more than the same period in 2012. This increase is mainly due to increased R&D expenditure for the first nine-month of 2013.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first nine months of 2013 was RMB9.0 million (US$1.5 million), RMB3.4 million more than the same period in 2012, which mainly attributed to the decreased interest income in 2013. Among the total other expenses, interest expense totaled RMB9.4 million (US$1.5 million) during the first nine-month of 2013, RMB0.8 million or 9.3% higher than the same period of 2012. The increase is mainly due to more financing costs related to capital lease and notes payable.

22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Tax Expense

The income tax expense was RMB0.2 million (US$0.03 million) during the nine months ended September 30, 2013, compared to income tax expense of RMB0.1 million during the same period in 2012. This increase was due to changes in deferred tax for the nine months ended September 30, 2013.

Net Loss

Net loss attributable to the Company during the first nine-month period of 2013 was RMB59.5 million (US$9.7 million) compared to net loss attributable to the Company of RMB41.9 million during the same period in 2012, representing an increase of RMB17.6 million from the same period in 2012 due to the factors described above.

Results of operations for the three-month periods ended September 30, 2013 compared to September 30, 2012

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	September 30, 2013	September 30, 2012
	(as % of Revenue)
Gross profit (loss)	(13.0)	1.0
Operating expenses	12.7	15.1
Operating loss	25.7	14.1
Other expense	4.4	2.7
Income tax expense	0.5	0.01
Net loss	30.6	16.7

Revenue

Net sales during the third quarter ended September 30, 2013 were RMB75.9 million (US$12.4 million), compared to RMB88.8 million during the same period in 2012, representing a decrease of RMB12.9 million or 14.5%, mainly due to the reduction of average sales price by 6.3% arising from stronger competition in China and decrease of total sales volumes by 8.8%. The reduction of average sales price causing a decrease of RMB5.1 million and the sales volume causing a decrease of RMB7.8 million, led to a total revenue decrease of RMB12.9 million.

In the third quarter of 2013, sales of specialty films were RMB20.6 million (US$3.4 million) or 27.2% of our total revenues as compared to RMB25.8 million or 29.0% in the same period of 2012, which was a decrease of RMB5.2 million, or 20.2% as compared to the same period in 2012. The reduction of average sales price causing a decrease of RMB2.3 million and the decrease in the sales volume causing a decrease of RMB2.9 million, led to a total decrease in the sales of specialty films of RMB5.2 million. The decrease was largely attributable to the decrease in average sales price for dry films and heat shrinkable films for the third quarter.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2013		% of Total	Three-Month Period Ended September 30, 2012	% of Total
	RMB	US$		RMB
Stamping and transfer film	35,649	5,825	47.0%	46,242	52.1%
Printing film	7,956	1,300	10.5%	9,242	10.4%
Metallization film	3,800	621	5.0%	3,726	4.2%
Specialty film	20,606	3,367	27.2%	25,785	29.0%
Base film for other application	7,879	1,287	10.4%	3,766	4.2%

	75,890	12,400	100.0%	88,761	100.0%

Overseas sales were RMB12.8 million or US$2.1 million, or 16.9% of total revenues, compared with RMB19.5 million or 22.0% of total revenues in the third quarter of 2012. The increase of average sales price caused an increase of RMB0.6 million and the decrease in sales volume resulted in a decrease of RMB7.3 million. The decrease in overseas sales was mainly due to enhanced competition from international markets as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the same period of 2012.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2013		% of Total	Three-Month Period Ended September 30, 2012	% of Total
	RMB	US$		RMB
Sales in China	63,064	10,305	83.1%	69,240	78.0%
Sales in other countries	12,826	2,095	16.9%	19,521	22.0%

	75,890	12,400	100.0%	88,761	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended September 30, 2013	Three-Month Period Ended September 30, 2012
	% of total	% of total
Materials costs	71.0%	72.0%
Factory overhead	14.2%	14.3%
Energy expense	10.0%	8.9%
Packaging materials	2.5%	3.1%
Direct labor	2.3%	1.7%

24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of goods sold during the third quarter of 2013 totaled RMB85.7 million (US$14.0 million) as compared to RMB87.9 million in the same period of 2012. This was RMB2.2 million or 2.5% lower than the same period in 2012, mainly due to the decreases in sales volumes by 8.8% together with the increase in unit cost of goods sold by 7.0% compared to the same period in 2012. The lower cost of goods sold of RMB2.2 million is made up by increase of total unit cost of RMB5.5 million and decrease in sales volume of RMB7.7 million.

Gross Profit (Loss)

Our gross loss was RMB9.9 million (US$1.6 million) for the third quarter ended September 30, 2013, representing a gross loss rate of 13.0%, as compared to a gross profit rate of 1.0% for the same period in 2012. Correspondingly, gross loss rate increased by 14.0 percentage point compared to the same period in 2012. Our average product sales prices decreased by 6.3% compared to the same period last year while the average cost of goods sold increased by 7.0% compared to the same period last year. Consequently, the amount of decrease in sales revenue together with the increase in cost of goods sold during the third quarter ended September 30, 2013 compared with the same period in 2012, resulted in an increase in our gross loss.

Operating Expenses

Operating expenses for the third quarter ended September 30, 2013 were RMB9.6 million (US$1.6 million), which was RMB3.8 million, or 28.4% lower than the same period in 2012. This decrease was mainly due to the decrease in general and administration expenses in the third quarter of 2013.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the third quarter ended September 30, 2013 was RMB3.3 million (US$0.5 million), RMB1.0 million higher than the same period in 2012, which mainly attributed to increased interest expense. Among the total other expenses, interest expense totaled RMB3.6 million (US$0.6 million) during the third quarter ended September 30, 2013, RMB1.0 million higher than the same period of 2012, which is mainly due to increased financing cost related to capital lease and notes payable.

Income Tax Expense

The income tax expense was RMB0.4 million (US$0.06 million) during the third quarter ended September 30, 2013, compared to income tax expense of RMB0.01 million during the same period in 2012. This increase was due to changes in deferred tax for the third quarter ended September 30, 2013.

Net Loss

Net loss attributable to the Company during the third quarter ended September 30, 2013 was RMB23.2 million (US$3.8 million) compared to net loss attributable to the Company of RMB14.9 million during the same period in 2012, representing an increase of RMB8.3 million for the same period in 2012 due to the factors described above.

25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from financial institutions, including through sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the third quarter of 2012 to the third quarter of 2013 ranged from 4.27% to 7.87%.

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased certain equipment included in the third production line, and simultaneously leased them back to Shandong Fuwei. Shandong Fuwei will pay rent totaling RMB21.95 million (including interest) to Far Eastern Leasing over the three years ended December 26, 2015. In March 2013, Shandong Fuwei signed another sale-leaseback contract with Far Eastern Leasing, pursuant to which it has agreed to pay total rent of RMB5.49 million (including interest) to Far Eastern Leasing over the three years ended March 27, 2016. The financed equipment mentioned above is covered by an insurance policy, the premium of which will be paid by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd.

We paid off four short-term loans totaling RMB110.0 million (US$18.0 million) to Bank of Communications Co., Ltd. in April 2013 and then obtained five new short-term loans from Bank of Communications Co., Ltd. in April and May 2013 for a total amount of RMB105.0 million (US$17.2 million), including: (i) RMB20.0 million (US$3.3 million) on April 18, 2013, maturing on April 2, 2014; (ii) RMB20.0 million (US$3.3 million) on April 19, 2013, maturing on April 11, 2014; (iii) RMB25.0 million (US$4.1 million) on April 23, 2013, maturing on April 16, 2014; (iv) RMB20.0 million (US$3.3 million) on April 25, 2013, maturing on April 18, 2014; and (v) RMB20.0 million (US$3.3 million) on May 2, 2013, maturing on April 24, 2014. The annual interest rate of these bank loans is 7.57%. We obtained one short-term loan from SPD Bank on September 3, 2013 for the amount of RMB1.4 million (US$0.2 million) maturing on December 3, 2013. As of September 30, 2013, the balance of short-term loans is RMB106.4 million (US$17.4 million).

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.6 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.5 million) per year with the remaining principal balance of RMB3.30 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended September 30, 2013 is 6.12%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

We believe that, after taking into consideration our present and potential future banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2013 was RMB3.4 million (US$0.6 million) compared to net cash provided by operating activities of RMB42.2 million for the nine months ended September 30, 2012. This decrease in cash flows from operating activities was primarily attributable to the decrease in cash inflows from accounts and bills receivable, and other current assets.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2013 was RMB28.1 million (US$4.6 million) compared to net cash used in investing activities of RMB84.6 million for the nine months ended September 30, 2012, which is a decrease of RMB56.5 million (US$9.2 million). This decrease in cash flows used in investing activities was attributable primarily to the interaction effect of decreased outflows related to construction in progress together with increased outflows related to restricted cash for the first nine months of 2013 compared to the same period of 2012.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2013 was RMB30.4 million (US$5.0 million) compared to net cash provided by financing activities of RMB14.0 million for the nine months ended September 30, 2012, which is an increase of RMB16.4 million (US$2.7 million). This increase in cash flows provided by financing activities was attributable primarily to a decrease in principal payments of short-term bank loans for the first nine months of 2013.

Working Capital

As of September 30, 2013 and December 31, 2012, we had a working capital deficit of RMB113.6 million (US$18.6 million) and RMB78.0 million, respectively. Working capital deficit increased by RMB35.6 million (US$5.8 million), or 45.6% compared to the amount as of December 31, 2012. We have short-term bank loans of RMB106.4 million (US$17.4 million) reported in current liability. We intend to repay RMB1.4 million (US$0.2 million) of short-term loans at maturity on December 3, 2013, RMB105.0 million (US$17.2 million) at maturity in April 2014.

Contractual Obligations

The following table is a summary of our contractual obligations as of September 30, 2013 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Contractual obligations

Rental obligations	96	96	-	-	-
Purchase commitment	16,880	16,880	-	-	-

Total	16,976	16,976	-	-	-

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Third Production Line Update

To date, we believe that we have made progress in the construction of our third production line for thick films, which we believe, remains a key driver of the Company’s long-term growth strategy and profitability. As of September 2013, our third production line has been approved and as a result, we believe we can sustain stable production for common thick films ranging from thickness of 38μm to 250μm. In addition, a sample diffusion film (a type of TFT-LCD optical film) has been delivered to a client for testing. This type of diffusion film will be produced in small batches if the test is well received.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to three legal proceedings in China.

On July 9, 2012, a client (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Beijing Daxing District People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was then dismissed on January 23, 2013 and the lawsuit will be heard by Beijing Daxing District People’s Court with a claim at RMB953,113 plus its interest. On May 15, 2013, Beijing Daxing District People’s Court heard the case and then adjourned the hearing due to the reason of plaintiff who failed to provide sufficient evidences. To date, Shandong Fuwei is still waiting for a court reopening notice from the Beijing Daxing District People’s Court.

On October 29, 2012, another client of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhejiang Haining People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Zhejiang Haining People’s Court sustained the objection and decided that the lawsuit be heard by Weifang High-Tech District People’s Court. The Plaintiff filed an appeal against the judgment in Zhejiang Jiaxing People’s Court. The appeal was then dismissed and the plaintiff withdrew its charges against Shandong Fuwei on March 5, 2013. Soon afterwards, on March 20, 2013, the court unfroze an amount of RMB770,000 of Shandong Fuwei’s savings, which had been frozen during the hearing of the lawsuit. In early May 2013, this client filed a lawsuit against Shandong Fuwei over the product liability in Zhejiang Haining People’s Court. Pursuant to a court order, an amount of RMB770,000 of Shandong Fuwei’s savings was frozen. Shandong Fuwei then raised a jurisdictional objection which was overruled. Shandong Fuwei filed an appeal against this judgment. The appeal was then dismissed as a final decision. On October 21, 2013, the Plaintiff and Shandong Fuwei reached a settlement to compensate the Plaintiff by RMB160,000 or products valued at RMB160,000 from Shandong Fuwei and the case was closed.

On May 31, 2013, a client of Shandong Fuwei (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Construction Contract between them in Weifang High-Tech District People’s Court with a claim at RMB870,000. On July 8, 2013, Weifang High-Tech District People’s Court heard the case and the Plaintiff offered a settlement. To date, both parties are trying to reach a final settlement and the case is still in the process of hearing.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 20, 2013.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

	By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: November 20, 2013

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